SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SEDIR-C/1522/2004/DFI
Curitiba, November 22, 2004

Mr. Nelson Barroso Ortega
Business Attendance Manager
São Paulo Stock Exchange – Bovespa
Rua 15 de novembro, 275 – 5° andar – centro
01013-000 São Paulo – SP – Brazil

BOVESPA INQUIRY

By the Official Letter GAE 1,743/04, received at the Company’s headquarters today, your honor asks the Company for a justification for the volatility registered by the shares issued by the Company recently.

In this regard, the Company enrolls that we acknowledge there are market rumors about Copel’s intention to reduce the tariff discounts granted to due customers. On that, we repeat a passage of the “Notice to the Market” filed at CVM (Brazilian Securities and Exchange Commission) on November 12, 2004:

(…)
1. There is no substantial indication that the discount exercised by Copel over the Company's tariff table authorized by ANEEL, granted as premium to consumers who pay their bills on its due date, will be reduced in the short term. (…)

Also, another factor that could have caused such volatility were news commenting the Company’s third quarter 2004 earnings results, about which, we repeat bellow a free translation of part of news published on November 19, in Gazeta Mercantil newspaper:

COPEL MAKES PROFITS EVEN WITHOUT FULL TARIFF READJUSTMENTS

Companhia Paranaense de Energia’s (Copel) CEO, Paulo Pimentel, participates today on the Latin American Companies Conference at the Madrid Stock Exchange and, on Monday, accompanied by Governor Roberto Requião, will ring the opening bell at the New York Stock Exchange. Mr. Pimentel will use both opportunities to explain the Company’s performance and its foreseen capex for the next two years. The Company’s shares are traded on the Madrid Stock Exchange since 2002 and on the New York Stock Exchange since 1997.

The Company recorded net income of R$125 million in the last quarter, even without full readjusting electric power tariffs. With this performance, there was an R$1.09 appreciation of the lot of 1,000 shares. From January to September, net income reached R$297.7 million.

The Company’s revenues between July and September 2004 totaled R$984.9 million. With this performance, last nine months revenues reaches R$2.734 billion, a 27% growth in comparison to the same period of the previous year. In the first half revenues reached R$1.749 billion. (…)

Hoping to have clarified the question posed by this institution, we are available for any additional information you consider necessary.

Sincerely,

Rubens Ghilardi
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2004

COMPANHIA PARANAENSE DE ENERGIA — COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.